UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant’s name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the three months ended March 31, 2026 and the unaudited consolidated condensed financial statements of Golar LNG Limited (the “Company” or “Golar”) as of and for the three months ended March 31, 2026.

The information contained in this Report on Form 6-K (this “Report”) is hereby incorporated by reference into the Company’s registration statement on Form F-3 ASR (File No. 333-294621), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 26, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: June 18, 2026	By:	/s/ Eduardo Maranhão
	Name:	Eduardo Maranhão
	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “projected,” “plan,” “potential,” “continue,” “will,” “may,” “could,” “should,” “would,” “expect”, “target” and similar expressions identify forward-looking statements.

The forward-looking statements in this Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•our ability to fulfill our obligations under our commercial agreements, including the Liquefaction Tolling Agreement (the “LTA”) for the FLNG Hilli Episeyo (“FLNG Hilli”) and the 20-year Lease and Operate Agreement (the “LOA”) for the FLNG Gimi (“FLNG Gimi”);
•our ability to perform under our agreements with Southern Energy S.A. (“SESA”) for the deployment of FLNG Hilli and MKII FLNG (“MKII FLNG”) in Argentina, including the timely completion of redeployment, conversion and commissioning activities, as well as SESA’s ability to meet its commitments to us;
•our ability to complete the MKII conversion and FLNG Hilli refurbishment in a timely manner and within budget;
•any failure of shipyards to comply with work standards, project schedules, performance specifications or agreed prices;
•an increase in tax liabilities in the jurisdictions where we are currently operating, have previously operated or expect to operate;
•our ability to obtain additional financing or refinance existing debt on acceptable terms or at all;
•the outcome and timing of the Company’s strategic review process, including the possibility that the review may not result in any transaction, strategic alternative, or other outcome; the potential for disruption to operations, commercial activities, financings or relationships during the review process; the ability to identify and execute transactions or structural alternatives that enhance shareholder value or accelerate the FLNG growth pipeline; market, regulatory, financing, and counterparty conditions affecting any potential transaction; and costs, opportunity costs, management distraction, or other uncertainties associated with the process;
•global economic trends, competition, and geopolitical risks, including actions by the U.S. government, trade tensions or conflicts such as those between the U.S. and China or the U.S. and Iran, related sanctions, and the potential effects of any Russia-Ukraine or U.S.-Iran peace settlement on liquefied natural gas (“LNG”) supply and demand;
•continuing volatility in the global financial markets, including commodity prices, foreign exchange rates, interest rates and global trade policy;
•changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•changes in our ability to retrofit vessels as FLNGs, including the availability of donor vessels to purchase, lead times for critical components and the time it takes to build new vessels;
•any material decline or prolonged weakness in tolling rates for FLNGs;
•any failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including our future projects and other contracts to which we are a party;
•our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining investments on a timely basis or at all;

•increases in operating costs as a result of inflation or trade policy, including salaries and wages, insurance, crew and related costs, repairs and maintenance and spares;
•claims made or losses incurred in connection with our continuing obligations;
•the ability of certain parties to meet their respective obligations to us, including indemnification obligations;
•changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
•rules on climate-related disclosures promulgated by the European Union, including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
•actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports and locations; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“U.S. SEC”) on March 26, 2026 (the “2025 Annual Report”).

We caution readers of this Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this Report are made only as of the date of this Report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2026 and 2025. Throughout this Report, unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us” and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Ltd, or to all such entities. Unless otherwise indicated, all references to “USD” and “$” in this Report are to U.S. dollars. You should read the following discussion and analysis together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our 2025 Annual Report.

Overview

Our strategy is to provide market-leading FLNG operations and maintain balance sheet flexibility to maximize shareholder returns through accretive FLNG projects. We offer gas resource holders a proven, capital efficient and timely solution to monetize stranded, associated, flared or otherwise underutilized gas reserves. Our industry leading FLNG operational track record and FLNG growth prospects allow gas resource holders, developers and customers access to a low-cost, low-risk, rapidly deployable solution for natural gas liquefaction.

FLNG projects provide a solution for gas reserves where geographical, technical, political and economic constraints limit monetization through traditional infrastructure. Our standardized FLNG units can be redeployed to new opportunities after producing a field and offer a viable economic alternative to large-scale land-based projects. Our liquefaction solution and accelerated execution model place liquefaction technology onboard an existing LNG carrier, converting such carriers into a fully commissioned FLNG. As of June 18, 2026, we are currently the only company with a proven track-record to deliver FLNG as a service to gas resource owners.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see “Item 5 - Operating and Financial Review and Prospects - Significant Developments since January 1, 2026” of our 2025 Annual Report.

Since March 31, 2026, certain recent and other developments that have occurred are as follows:

•Sale of investment in Logística e Distribuição de Gás S.A.(“LOGAS”)

In April 2026, Macaw Energies Brasil Serviços de Gás Natural Ltda., our wholly owned subsidiary, completed the sale of its entire 58% shareholding in LOGAS to J&F S.A. for a consideration of BRL 55.0 million (approximately $10.5 million), pursuant to a Share Purchase Agreement entered into in December 2025.

•Sale of Gaslin S.r.l. (“Gaslin”)

In April 2026, we completed the sale of our entire shareholding in Gaslin S.r.l. (“Gaslin”) to Snam Energy Terminals S.r.l. (40%), PB Tankers S.p.A. (36%) and Cool Company Management Ltd. (24%) for a total consideration of EUR 10,000 (approximately $11,800), pursuant to a Share Purchase Agreement.

•SESA shareholder loan

In April 2026, SESA drew an additional $1.0 million under the shareholder loan facility. Following such drawdown, an aggregate of $3.6 million has been drawn under the facility.

•SESA capital contribution

In April 2026, we contributed approximately $12.4 million to SESA as an irrevocable contribution against future subscription of shares. The capital injection will be used to fund SESA’s required infrastructure to facilitate for our FLNG operations in Argentina. The contribution is expected to be capitalized on or before December 31, 2026 in accordance with the shareholders’ agreement with SESA. Following this contribution, Golar continues to hold a 10% equity interest in SESA.

•FLNG business development activities

In January 2026, the Company agreed to settle a success fee to third-party consultants in connection with its Latin America FLNG business development activities. The settlement fee replaces the original framework agreement entered into in September 2023. The settlement success-based consideration comprises a $10.0 million cash payment, and 750,000 restricted stock units, with a vesting profile aligned with key milestones of our two FLNG vessels in Argentina. The final vesting milestone of the restricted stock units will be the Commencement of Operations Date (“COD”) of the two FLNGs to operate in Argentina, and aligns the third-party consultants to continue to assist the Company in reaching COD according to schedule.

The settlement of the success-based fees was subject to conditions precedent which was satisfied after March 31, 2026. Therefore the related success fee represents a non-recognized subsequent event as of March 31, 2026. The cash component and the portion of the restricted stock units that vested upon award will be recognized in the second quarter of 2026. The recognition of the remaining restricted stock units is subject to future project milestones, including performance conditions linked to COD of the two FLNGs under the relevant lease arrangements.

•San Matías Pipeline S.A (“San Matías”) capital contribution

In May 2026, we contributed approximately $0.9 million to San Matías Pipeline S.A. as a capital contribution in accordance with the Shareholders’ agreement. Following this contribution, Golar continues to hold a 10% equity interest in San Matías.

•Dividends

On May 20, 2026, we declared a dividend of $0.25 per share in respect of the three months ended March 31, 2026 to shareholders of record on June 1, 2026, which was paid on June 10, 2026.

•2026 Annual General Meeting of Shareholders

On May 20, 2026, at our annual general meeting, shareholders re-elected Tor Olav Trøim, Benoît de la Fouchardiere, Carl E. Steen, Daniel W. Rabun, Lori Wheeler Naess, Mi Hong Yoon, Niels G. Stolt-Nielsen and Stephen Schaefer as directors, approved the re-appointment of Ernst & Young LLP as the Company's independent auditors and approved the remuneration of the directors for the year ending December 31, 2026. Following the annual general meeting, the Board of Directors appointed Carl Steen as Lead Independent Director, effective May 20, 2026. The appointment of a Lead Independent Director reflects the Board’s ongoing commitment to strong corporate governance and alignment with evolving best practices and shareholder expectations.

Operating and Financial Review

See note 4 “Segment Information” of the unaudited condensed consolidated financial statements included herein for additional information on our segments. Reconciliations of consolidated net income to Adjusted EBITDA for the three months ended March 31, 2026 and 2025 are as follows:

(in thousands of $)	2026	2025
Net income	101,804	12,939
Income tax expense	923	179
Income before income tax	102,727	13,118
Depreciation and amortization	16,305	12,638
Unrealized (gain)/loss on oil and gas derivative instruments	(33,501)	25,001
Other non-operating income	(3,314)	—
Interest income	(10,319)	(8,699)
Interest expense, net	24,380	—
(Gains)/losses on derivative instruments, net	(3,587)	6,795
Other financial items, net	1,409	2,292
Net loss/(income) from equity method investments	1,213	(10,209)
Sales-type lease receivable in excess of interest income	10,263	—
Adjusted EBITDA (1)	105,576	40,936

(1) Adjusted EBITDA is a non-U.S. GAAP financial measure and is calculated by taking net income before income taxes, depreciation and amortization, unrealized gains/(losses) on oil and gas derivative instruments, other non-operating income, interest income, interest expense, net, gains/(losses) on derivative instruments, net, other financial items, net, net (loss)/income from equity method investments, and sales-type lease receivable in excess of interest income. Adjusted EBITDA is a financial measure used by management and investors to assess our total financial and operating performance. Adjusted EBITDA increases the comparability of our operational performance from period to period and against the operational performance of other companies without regard to our financing methods or capital structure. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Discussed below are the material changes of our consolidated results of operations for the three months ended March 31, 2026 compared against the three months ended March 31, 2025:

Depreciation and amortization: The increase of $3.7 million for the three months ended March 31, 2026 compared to the same period in 2025 was primarily due to $4.1 million increase in depreciation relating to FLNG Hilli's mooring equipment following remeasurement of the associated asset retirement obligation (“ARO”) in January 2026 (note 17).

Unrealized gains(losses) on oil and gas derivative instruments:

	Three months ended March 31,
(in thousands of $)	2026	2025
Unrealized gain/(loss) on FLNG Hilli’s oil derivative instrument	29,286	(12,559)
Unrealized gain/(loss) on FLNG Hilli’s gas derivative instrument	4,215	(12,442)
Unrealized gains/(losses) on oil and gas derivative instruments	33,501	(25,001)

•Unrealized gain/(loss) on FLNG Hilli’s oil derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s oil derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us as a result of Brent linked crude oil prices moving above a contractual oil price floor over the remaining term of the LTA. The increase in unrealized gain of $41.8 million for the three months ended March 31, 2026 compared to an unrealized loss for the same period in 2025 was primarily driven by the volatility in the future Brent linked crude oil price curve over the LTA’s remaining term.

•Unrealized gain/(loss) on FLNG Hilli’s gas derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s gas derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us for the 0.2 mtpa incremental LNG capacity over the remaining term of the LTA which is linked to the Dutch Title Transfer Facility (“TTF”) gas prices and forecast Euro/USD exchange rates. The increase in unrealized gain of $16.7 million for the three months ended March 31, 2026 compared to an unrealized loss the same period in 2025 was primarily driven by the volatility in the future TTF linked gas price curve over the LTA’s remaining term.

Other non-operating income: This relates to the $3.1 million gain on the sale of our 2.69% interest in OLT Offshore LNG Toscana S.p.A to SNAM S.p.A., which was fully impaired in 2019. No comparable gain for the same period in 2025.

Interest income: The increase of $1.6 million for the three months ended March 31, 2026 compared to the same period in 2025 was primarily due to:

•$2.8 million increase in interest income from higher short-term money-market deposits, with balances of $792.4 million as of March 31, 2026 compared to $456.8 million as of March 31, 2025; and

•partially offset by $1.1 million decrease in interest income on a shareholder loan to First FLNG Holdings (“FFH”), which was fully repaid in March 2025.

Interest expense, net: The $24.4 million increase in interest expense for the three months ended March 31, 2026 compared to the same period in 2025 was primarily due to:

•higher corporate debt interest expense inclusive of the amortization of related deferred financing costs, following the issuance of the $575 million 2025 Convertible Bonds in June 2025, the $500 million 2025 Senior Unsecured Notes in October 2025 and the refinancing of the $700 million Gimi facility with a new $1.2 billion Gimi facility in November 2025; and

•changes in the capitalization of borrowing costs following the achievement of COD of FLNG Gimi in June 2025, after which borrowing costs were no longer capitalized and were recognized as expense, partially offset by the capitalization of borrowing costs related to MKII.

Gains/(losses) on derivative instruments, net:

	Three months ended March 31,
(in thousands of $)	2026	2025
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	3,037	(7,237)
Net interest income on undesignated IRS derivatives	550	442
Gains/(losses) on derivative instruments, net	3,587	(6,795)

•Unrealized MTM adjustment for IRS derivatives: This reflects the MTM movements related to the changes in the fair value of our IRS derivatives. As of March 31, 2026 and 2025, we had an IRS portfolio with notional amounts of $590.6 million and $408.3 million, respectively, none of which are designated as hedges for accounting purposes. The $10.3 million increase in unrealized MTM gain for the three months ended March 31, 2026 compared to an unrealized MTM loss in the same period in 2025 was primarily driven by higher notional values of our swap portfolio, partially offset by fair value adjustments reflecting our creditworthiness and that of our counterparties.

Other financial items, net:

	Three months ended March 31,
(in thousands of $)	2026	2025
Financing arrangement fees and other related costs	(549)	(813)
Foreign exchange loss on operations	(527)	(1,497)
Others	(333)	18
Other financial items, net	(1,409)	(2,292)

•Foreign exchange loss on operations: The decrease of $1.0 million loss for the three months ended March 31, 2026 compared to the same period in 2025 was mainly driven by the weakening of the U.S. Dollar against the Norwegian Krone and British Pound, the currencies used for operations in Norway and the United Kingdom.

Net loss/(income) from equity method investments: Net loss from equity method investments of $1.2 million for the three months ended March 31, 2026 compared to net income of $10.2 million for the same period in 2025 was primarily due to $10.3 million gain on the disposal of our shareholding in Avenir in February 2025, with no comparable gains in 2026.

Sales-type lease receivable in excess of interest income: Amounts recognized as sales type lease revenue is analogous to the interest income component earned, while the principal amortization is treated as a reduction to the lease receivable balance presented in “Net investment in sales-type lease” in the unaudited consolidated balance sheet. "Sales-type lease receivable in excess of interest income" represents the lease receivable principal amortization component of the total amounts invoiced under the FLNG Gimi sales-type lease. We included the total invoiced amounts comprising both interest income and principal repayment in our FLNG Adjusted EBITDA to reflect the total cash earnings and economic performance of the FLNG Gimi. This amount is eliminated from the unaudited consolidated statements of operations in accordance with U.S. GAAP.

Three months ended March 31, 2026
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	56,222	—	56,222	—	56,222
Sales-type lease revenue	49,977	—	49,977	—	49,977
Vessel management fees and other revenues	25,628	5,727	31,355	—	31,355
Total operating revenues	131,827	5,727	137,554	—	137,554
Vessel operating expenses	(36,662)	(2,070)	(38,732)	—	(38,732)
Administrative expenses	(347)	(12,338)	(12,685)	—	(12,685)
Project development expenses	(2,759)	87	(2,672)	—	(2,672)
Realized gain on oil and gas derivative instruments, net	9,683	—	9,683	—	9,683
Other operating income/(loss)	2,425	(260)	2,165	—	2,165
Sales-type lease receivable in excess of interest income	10,263	—	10,263	(10,263)	—
Adjusted EBITDA	114,430	(8,854)	105,576	(10,263)	95,313

Three months ended March 31, 2025
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	55,688	—	55,688	—	55,688
Vessel management fees and other revenues	—	5,938	5,938	—	5,938
Time and voyage charter revenues	—	876	876	—	876
Total operating revenues	55,688	6,814	62,502	—	62,502
Vessel operating expenses	(18,785)	(9,685)	(28,470)	—	(28,470)
Administrative expenses	(588)	(8,999)	(9,587)	—	(9,587)
Project development expenses	(2,351)	(968)	(3,319)	—	(3,319)
Realized gain on oil and gas derivative instruments, net	21,213	—	21,213	—	21,213
Other operating loss	—	(1,403)	(1,403)	—	(1,403)
Adjusted EBITDA	55,177	(14,241)	40,936	—	40,936

Adjusted EBITDA: Total segment reporting Adjusted EBITDA increased by $64.6 million for the three months ended March 31, 2026 compared to the same period in 2025, primarily due to the commencement of FLNG Gimi's LOA. The Gimi LOA contributed $85.9 million to operating revenues including sales-type lease receivable in excess of interest income, partially offset by a corresponding increase in vessel operating expenses of $15.7 million. Additionally, vessel operating expenses decreased by $7.6 million due to the termination of the O&M Agreement with LNG Hrvatska for the FSRU LNG Croatia in December 2025, the disposal of Golar Arctic in March 2025 and decrease in repairs relating to the FSRU Italis LNG. On a consolidated basis, Adjusted EBITDA increased by $54.3 million for the three months ended March 31, 2026 compared to the same period in 2025, due to the accounting impact of the sales-type lease receivable, whereby revenue recognized in excess of interest income is eliminated upon consolidation. This increase in Adjusted EBITDA was partially offset by the $11.5 million reduction in realized gains on oil and gas derivative instruments, driven by lower look-back average on Brent and TTF prices.
These movements reflect consolidated changes across all segments. Further details and material movements within specific reportable segments are discussed below.

FLNG segment

This relates to activities of the FLNG Hilli, FLNG Gimi and our other FLNG projects.

	Three months ended March 31,
(in thousands of $)	2026	2025
Liquefaction services revenue	56,222	55,688
Sales-type lease revenue	49,977	—
Vessel management fees and other revenues	25,628	—
Total operating revenues	131,827	55,688
Realized gain on oil and gas derivative instruments, net	9,683	21,213
Vessel operating expenses	(36,662)	(18,785)
Project development expenses	(2,759)	(588)
Administrative expenses	(347)	(2,351)
Other operating income	2,425	—
Sales-type lease receivable in excess of interest income	10,263	—
Adjusted EBITDA	114,430	55,177

Sales-type lease revenue: FLNG Gimi achieved COD in June 2025, as operations commenced in June 2025, with no comparable amounts for the three months ended March 31, 2025. Sales-type lease revenue is comprised of the following components:

	Three months ended March 31,
(in thousands of $)	2026	2025
Sales-type lease revenue	27,537	—
Variable lease revenue	19,898	—
Accretion of unguaranteed residual value	1,501	—
Other	1,041	—
Sales-type lease revenue	49,977	—
•Sales-type lease revenue: This reflects the interest income recognized on the net investment in the sales-type lease on FLNG Gimi, calculated using the implicit rate in the lease.

•Variable lease revenue: This reflects variable payments not included in the fixed consideration of the lease including overproduction, underutilization, and other operational adjustments invoiced since commencement of operations.

•Accretion of unguaranteed residual value: This relates to the periodic accretion in the present value of the unguaranteed residual value of FLNG Gimi, recognized over the lease term using the effective interest method.

•Other: This reflects taxes that are reimbursable under the LOA and accrued demurrage costs.

Vessel management fees and other revenues: Vessel management fees and other revenues reflect the non-lease component of the FLNG Gimi's LOA, representing O&M services. Operations commenced in June 2025, and there are no comparable amounts for the three months ended March 31, 2025. Vessel management fees and other revenues is comprised of the following components:

	Three months ended March 31
(in thousands of $)	2026	2025
FLNG Operation and Maintenance Agreement (“O&M”) service revenue	24,728	—
Amortization of deferred pre-COD cash flows	455	—
Other	445	—
Vessel management fees and other revenues	25,628	—
•O&M service revenue: This reflects the non-lease O&M services component in relation to FLNG Gimi's LOA.

•Amortization of deferred pre-COD cash flows: This reflects the amortization of the non-lease component of pre-COD cash flows received from bp in relation to FLNG Gimi's LOA, recognized over the term of the LOA on a straight-line basis.

•Other: This reflects taxes reimbursable under the LOA, underutilization, and accrued demurrage costs.

Realized gain on oil and gas derivative instruments:

	Three months ended March 31,
(in thousands of $)	2026	2025
Realized gain on FLNG Hilli’s gas derivative instrument	5,796	9,174
Realized gain on FLNG Hilli’s oil derivative instrument	3,887	12,039
Realized gain on oil and gas derivative instruments, net	9,683	21,213

•Realized gain on FLNG Hilli’s gas derivative instrument: This reflects the tolling fee in excess of the contractual floor rate, linked to TTF prices and the Euro/USD foreign exchange movements. The decrease of $3.4 million for the three months ended March 31, 2026, compared to the same period in 2025, was driven by lower one-month look-back average TTF price of €31.32 for the three months ended March 31, 2026, compared to a TTF price of €47.80 for the three months ended March 31, 2025.

•Realized gain on FLNG Hilli’s oil derivative instrument: This reflects the billings above the FLNG Hilli’s base tolling fee when the Brent linked crude oil price is greater than $60 per barrel. The decrease of $8.2 million for the three months ended March 31, 2026, compared to the same period in 2025, was driven by lower three-month look-back average oil price of $64.98/barrel for the three months ended March 31, 2026 compared to $75.56/barrel for the three months ended March 31, 2025.

	Three months ended March 31,
	2026	2025
Other Financial Data:
Liquefaction services revenue	56,222	55,688
Sales-type lease revenue	49,977	—
Vessel management fees and other revenues	25,628	—
Total operating revenues	131,827	55,688
Realized gain on oil and gas derivative instruments, net	9,683	21,213
Amortization of deferred commissioning period revenue, Day 1 gains and deferred pre-COD cash flows, accretion of unguaranteed residual value, accrued tax receipt, over/underproduction and accrued demurrage	(5,024)	(3,970)
Sales-type lease receivable in excess of interest income	10,263	—
FLNG tariff, net (1)	146,749	72,931

(1) FLNG tariff, net is a non-U.S. GAAP financial measure that represents the total cash inflow and economic performance generated by our FLNGs during a given period. It is calculated by taking the total amount invoiced for FLNG services, including liquefaction services revenue, sales-type lease revenue, vessel management fees and other revenue and realized gains on oil and gas derivative instruments, adjusted for the amortization of deferred commissioning period revenue, Day 1 gains (deferred revenues) and deferred pre-COD cashflows that is allocated to the non-lease component, the unwinding of liquidated damages, the accretion of unguaranteed residual value and the accruals and other timing related items including tax reimbursement, underutilization, overproduction revenue and demurrage cost. FLNG tariff, net is intended to enhance the comparability of our FLNG performance across periods and with other operational FLNGs in the industry. FLNG tariff, net should not be considered as an alternative to total operating revenue of the FLNG segment or any other performance measure of our financial performance calculated in accordance with U.S. GAAP.

FLNG Tariff, net: The increase of $73.8 million for the three months ended March 31, 2026, compared to the same period in 2025, was primarily due to FLNG Gimi's operating revenue contribution following commencement of operations, partially offset by lower realized gain on oil and gas derivative instruments on the FLNG Hilli LTA.

Vessel operating expenses: The increase of $17.9 million for the three months ended March 31, 2026 compared to the same period in 2025 was primarily due to:

•a $17.7 million increase in FLNG Gimi's operating expenses following commencement of operations in June 2025;

•a $2.2 million increase in FLNG Hilli's operating expenses primarily due to a $3.8 million increase in crew-related and logistics costs, partially offset by a $1.6 million decrease in spares and repairs; and

•partially offset by a $2.0 million decrease in FLNG Gimi's operating expenses resulting from the 2025 commissioning activities, wherein certain costs incurred toward COD did not meet the criteria for capitalization and instead were deemed essential operating costs to maintain the vessel's exclusive availability and operational readiness. No comparable costs were incurred in 2026.

Other operating income: The $2.4 million recognized for the three months ended March 31, 2026 was primarily due to a $2.0 million reimbursement of capital spares and consumables procured during the conversion and commissioning of the FLNG Gimi in connection with the LOA. This amount was identified but disputed by bp at COD and was subsequently resolved and settled during the three months ended March 31, 2026. No comparable amount in 2025.

Corporate and other segment

This segment includes our legacy shipping activities, vessel management, floating storage and regasification unit services for third parties, LNG carrier transportation operations, administrative services to affiliates and third parties, corporate overhead costs and other strategic investments. We have offices in Bermuda, London and Oslo, which provide corporate management, commercial, technical, accounting, treasury and administrative support.

	Three months ended March 31,
(in thousands of $)	2026	2025
Vessel management fees and other revenues	5,727	5,938
Time and voyage charter revenues	—	876
Total operating revenues	5,727	6,814
Vessel operating expenses	(2,070)	(9,685)
Administrative expenses	(12,338)	(8,999)
Project development expenses	87	(968)
Other operating loss	(260)	(1,403)
Adjusted EBITDA	(8,854)	(14,241)

Vessel management fees and other revenues: The decrease of $0.2 million for the three months ended March 31, 2026, compared to the same period in 2025, was primarily due to $2.4 million decrease in O&M fees following the termination of the O&M Agreement with LNG Hrvatska for the FSRU LNG Croatia in December 2025, partially offset by $2.2 million increase in O&M fees from Snam for the FSRU Italis LNG (formerly known as Golar Tundra).

Time and voyage charter revenues: The $0.9 million revenue for the three months ended March 31, 2025 relates to Fuji LNG, which ceased upon its arrival at CIMC’s yard for conversion in February 2025, with no comparable transactions in 2026.

Vessel operating expenses: The decrease of $7.6 million for the three months ended March 31, 2026 compared to the same period in 2025 was primarily due to:

•a $4.6 million decrease following the termination of the O&M Agreement with LNG Hrvatska for the FSRU LNG Croatia in December 2025 and the disposal of Golar Arctic in March 2025; and

•a $2.8 million decrease in repairs relating to the FSRU Italis LNG.

Administrative expenses: The increase of $3.3 million for the three months ended March 31, 2026, compared to the same period in 2025, was primarily driven by:

•a $3.0 million increase in employee compensation and benefits, professional services and travel expenses and the completed buy-out of our UK defined benefit pension scheme through the purchase of individual annuity contracts, resulting in a settlement of the plan obligations and the recognition of a settlement loss of $2.4 million during the three months ended March 31, 2026, compared to the same period in 2025; and

•partially offset by a $2.7 million higher allocation of management and consultancy fees to vessel operating expenses and project development expenses in our FLNG segment reflecting time spent on FLNG activities.

Project development expenses: The decrease of $1.1 million in project development expenses was primarily driven by higher professional and consultancy costs incurred for existing business venture for the three months ended March 31, 2025 compared to the same period in 2026.

Other operating loss: The decrease of $1.1 million in other operating loss for the three months ended March 31, 2026 compared to the same period in 2025 was primarily due to:

•$0.7 million decrease in credit loss allowance on the Higas Holdings Limited (“Higas”) shareholder loan, reflecting a lower outstanding balance of $1.7 million as of March 31, 2026 (March 31, 2025: $5.8 million); and

•a $0.5 million loss on disposal of the Golar Arctic in 2025, with no comparable loss in 2026.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of our debt, working capital, potential investments, FLNG modification, FLNG Hilli redeployment capital expenditures, and conversion projects (including MKII FLNG project related commitments). We believe that our existing cash and cash equivalents and short-term bank deposits, cash flow from operations and our planned liquidity-enhancing initiative (see note 1 of our unaudited consolidated financial statements included herein), will be sufficient to support our liquidity and capital requirements for at least the next 12 months.

As of March 31, 2026, we had cash and cash equivalents (including short-term deposits) of $1,061.0 million, of which $53.9 million is restricted cash. Included within restricted cash is $37.1 million pre-COD earnings from the FLNG Gimi and $15.7 million cash belonging to the lessor VIE that we are required to consolidate under U.S. GAAP. Refer to note 10 “Restricted Cash” of our unaudited condensed consolidated financial statements included herein for additional details.

Since March 31, 2026, transactions impacting our cash flows include:

Payments of:
•$63.3 million of scheduled interest repayments, including receipts under interest rate hedging agreements;
•$30.2 million of additions to the asset under development, the MKII FLNG;
•$25.3 million relating to the quarterly dividend;
•$17.7 million of capital expenditure on the FLNG Hilli redeployment, comprised of engineering services and long lead items;
•$7.5 million distribution to First FLNG Holdings in respect of their shareholding in FLNG Gimi;
•$1.7 million relating to FLNG FEED study;
•$0.9 million capital contribution for our equity interest in San Matias;
•$0.9 million relating to drawdown under the shareholder loan provided to SESA; and
•$0.5 million relating to drawdown under the revolving shareholder loan provided to Higas.

Borrowing activities

As of March 31, 2026, we were in compliance with all our covenants under our various loan agreements. See note 15 “Debt” in our unaudited condensed consolidated financial statements included herein for additional information.

Security, Debt and Lease Restrictions

Certain of our financing agreements are collateralized by vessel liens. The existing financing agreements impose certain operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, buy-back additional shares in excess of existing allowances or distribute dividends. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in our debt agreements. Many of our debt agreements contain certain covenants which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, a tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50.0 million of cash and cash equivalents on a consolidated basis.

Cash Flows

	Three months ended March 31,
(in thousands of $)	2026	2025
Net cash provided by operating activities	73,079	100,577
Net cash used in investing activities	(168,904)	(61,965)
Net cash used in financing activities	(58,618)	(60,881)
Net decrease in cash and cash equivalents and restricted cash	(154,443)	(22,269)
Cash and cash equivalents and restricted cash at the beginning of the period	1,215,417	716,582
Cash and cash equivalents and restricted cash at the end of the period	1,060,974	694,313

Operating activities

Our primary source of cash is generated from the operations of FLNG Hilli and FLNG Gimi. We historically also generate cash flows from vessel management services and FSRU O&M contracts, these activities will be terminated during 2026. Cash used in operating activities primarily relates to crew expenses, repairs and maintenance, spares, stores and consumables, and insurance. Additional operating cash outflows include employee compensation and benefits, audit and accounting fees, legal expenses, general corporate overhead, and project development costs for both existing and prospective FLNG business growth initiatives.

Net cash provided by operating activities decreased by $27.5 million for the three months ended March 31, 2026, compared to the same period in 2025, driven by lower realized gains on oil and gas derivative instruments related to FLNG Hilli due to lower oil and TTF prices and the general timing of working capital during the three months ended March 31, 2026 compared with the same period in 2025.

Investing activities

Cash used in investing activities primarily reflects expenditures related to FLNG conversion projects, loans to related parties, and the acquisition of investments. Conversely, cash provided by investing activities is mainly comprised of proceeds from equity subscriptions, disposals of equity method investments and long-lived assets, as well as repayments of loans by related parties.

Net cash used in investing activities increased by $106.9 million for the three months ended March 31, 2026 compared with the same period in 2025, primarily driven by lower non-recurring cash inflows of $100.9 million relating to the proceeds from disposal of our investment in Avenir and the Golar Arctic, non-controlling interest’s equity subscription in Gimi MS Corporation and repayments of loans by related parties. The increase in net cash used was further driven by increase in contribution to equity method investments and loans advanced to related parties of $5.6 million and $2.3 million, respectively for the three months ended March 31, 2026 compared with the same period in 2025.

Financing activities

Cash provided by financing activities primarily consists of proceeds from short-term and long-term debt issuances. Conversely, cash used in financing activities mainly reflects repayments of debt, dividend payments, financing costs, and repurchases of our common shares.

Net cash used in financing activities decreased by $2.3 million for the three months ended March 31, 2026, compared to the same period in 2025, primarily driven by higher cash inflows of $5.2 million from the exercise of share options and lesser scheduled debt repayments of $1.5 million, partially offset by increase in dividends paid to both Golar LNG and Gimi MS Corporation shareholders of $3.9 million.

13

GOLAR LNG LIMITED

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except per share data)	Notes	Three months ended March 31,
		2026	2025
Liquefaction services revenue (including related party of $52.2 million in 2026)		56,222	55,688
Sales-type lease revenue		49,977	—
Vessel management fees and other revenues		31,355	5,938
Time and voyage charter revenues		—	876
Total operating revenues	4, 5	137,554	62,502

Vessel operating expenses (including related party of $1.4 million in 2026)	4	(38,732)	(28,470)
Administrative expenses	4	(12,685)	(9,587)
Project development expenses	4	(2,672)	(3,319)
Depreciation and amortization		(16,305)	(12,638)
Total operating expenses		(70,394)	(54,014)

Realized and unrealized gain/(loss) on oil and gas derivative instruments (including related party of $9.7 million in 2026)	4, 7	43,184	(3,788)
Other operating income/(loss)	4	2,165	(1,403)
Total other operating income/(losses)		45,349	(5,191)

Operating income		112,509	3,297

Other non-operating income	4	3,314	—
Total other non-operating income		3,314	—

Interest income	19, 20	10,319	8,699
Interest expense, net		(24,380)	—
Gains/(losses) on derivative instruments, net	8	3,587	(6,795)
Other financial items, net	8	(1,409)	(2,292)
Net financial loss		(11,883)	(388)

Income before taxes and net income from equity method investments		103,940	2,909
Income tax expense		(923)	(179)
Net (loss)/income from equity method investments	13	(1,213)	10,209
Net income		101,804	12,939

Net income attributable to non-controlling interests		(18,226)	(4,742)

Net income attributable to stockholders of Golar LNG Limited		83,578	8,197

Basic earnings per share ($)	6	$0.82	$0.08
Diluted earnings per share ($)	6	$0.77	$0.08
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of $)	Notes	Three months ended March 31,
		2026	2025

Net income		101,804	12,939

Other comprehensive income:
Gains associated with pensions, net of tax		1,368	554
Share of equity method investment’s comprehensive (loss)/income(1)		(773)	576
Net other comprehensive income		595	1,130

Comprehensive income		102,399	14,069

Comprehensive income attributable to:

Stockholders of Golar LNG Limited		84,173	9,327
Non-controlling interests		18,226	4,742
Comprehensive income		102,399	14,069
(1) No tax impact for the three months ended March 31, 2026 and 2025.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2026	2025
	Notes	March 31,	December 31,
(in thousands of $)		Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents		1,007,085	1,151,221
Restricted cash	10	15,721	24,695
Trade accounts receivable and accrued income	19	60,718	35,518
Amounts due from related parties	20	22,984	23,228
Current portion of net investment in sales-type lease	5	145,847	146,829
Other current assets	11	65,503	32,013
Total current assets		1,317,858	1,413,504

Non-current assets
Restricted cash	10	38,168	39,501
Equity method investments	13	58,433	45,011
Assets under development	12	1,321,245	1,228,129
Vessels and equipment, net	4, 17	921,719	931,192
Net investment in sales-type lease	5	1,593,673	1,601,452
Intangible assets		2,122	2,070
Non-current amounts due from related parties	20	2,601	1,691
Other non-current assets	14	90,962	63,051
Total assets		5,346,781	5,325,601

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	15	(286,285)	(301,202)
Trade accounts payable (including related party of $3.0 million in 2025)	19	(41,333)	(123,605)
Accrued expenses	16	(145,441)	(101,619)
Amounts due to related parties	20	(2,712)	—
Other current liabilities	17	(37,152)	(28,914)
Total current liabilities		(512,923)	(555,340)

Non-current liabilities
Long-term debt	15	(2,440,379)	(2,456,822)
Other non-current liabilities	18	(244,733)	(245,885)
Total liabilities		(3,198,035)	(3,258,047)

EQUITY
Stockholders’ equity		(1,910,592)	(1,842,976)
Non-controlling interests		(238,154)	(224,578)

Total liabilities and equity		(5,346,781)	(5,325,601)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Notes	Three months ended March 31,
(in thousands of $)		2026	2025
OPERATING ACTIVITIES
Net income		101,804	12,939
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		16,305	12,638
Sales-type lease receivable in excess of interest income	4	10,263	—
Compensation cost related to employee stock awards		3,321	3,102
Amortization of deferred financing costs and debt guarantees, net		2,370	903
Net loss/(income) from equity method investments	13	1,213	(10,209)
Net foreign exchange losses	8	527	1,497
Provision for credit loss	4, 20	260	952
Loss on disposal of long-lived asset	4	—	451
Change in fair value of derivative instruments (interest rate swaps)	8	(3,037)	7,237
Change in fair value of oil and gas derivative instruments, commodity swaps and amortization of day 1 gains		(36,593)	21,909
Changes in assets and liabilities:
Trade accounts receivable and accrued income		(25,200)	3,500
Other current and non-current assets		(6,036)	2,976
Amounts due from/to related parties		4,655	580
Trade accounts payable		(10,886)	(1,863)
Accrued expenses		9,844	(481)
Other current and non-current liabilities		4,269	44,446
Net cash provided by operating activities		73,079	100,577

INVESTING ACTIVITIES
Additions to assets under development		(132,782)	(152,558)
Additions for Hilli redeployment		(17,663)	—
Additions to equity method investments		(15,408)	(9,780)
Loan advanced to related party	20	(2,869)	(521)
Additions to intangibles		(182)	—
Proceeds from repayment of loan advanced to related party		—	17,930
Proceeds from subscription of equity interest in Gimi MS	9	—	18,993
Consideration received for the sale of long-lived asset	4	—	24,828
Proceeds from sale of equity method investments	13	—	39,143
Net cash used in investing activities		(168,904)	(61,965)

FINANCING ACTIVITIES
Repayments of short-term and long-term debt		(33,730)	(35,197)
Cash dividends paid		(30,032)	(26,146)
Financing costs paid		(521)	—
Proceeds from exercise of share options		5,665	462
Net cash used in financing activities		(58,618)	(60,881)

	Notes	Three months ended March 31,
(in thousands of $)		2026	2025

Net decrease in cash and cash equivalents and restricted cash		(154,443)	(22,269)
Cash and cash equivalents and restricted cash at the beginning of the period		1,215,417	716,582
Cash and cash equivalents and restricted cash at the end of the period		1,060,974	694,313
Supplemental note to the unaudited consolidated statements of cash flows
The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the unaudited consolidated statements of cash flows:

(in thousands of $)	March 31, 2026	December 31, 2025	March 31, 2025	December 31, 2024
Cash and cash equivalents	1,007,085	1,151,221	521,434	566,384
Restricted cash	15,721	24,695	159,010	75,579
Restricted cash (non-current portion)	38,168	39,501	13,869	74,619
	1,060,974	1,215,417	694,313	716,582
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Earnings	Non-Controlling Interest	Total Equity
Balance at December 31, 2024 (Audited)	104,535	—	1,705,093	200,000	(5,743)	10,266	355,253	2,369,404
Net income	—	—	—	—	—	8,197	4,742	12,939
Dividends	—	—	—	—	—	(26,146)	—	(26,146)
Exercise of share options	50	—	412	—	—	—	—	462
Employee stock compensation	—	—	3,015	—	—	—	—	3,015
Forfeiture of employee stock compensation	—	—	(45)	—	—	—	—	(45)
Restricted stock units	101	—	(101)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	—	18,993	18,993
Reacquisition of common units of Hilli LLC (3)	—		—	—	—	(6,271)	3,905	(2,366)
Other comprehensive income	—		—	—	1,130	—	—	1,130
Balance at March 31, 2025	104,686	—	1,708,374	200,000	(4,613)	(13,954)	382,893	2,377,386

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2) (4)	Accumulated Retained Earnings/ (Losses)	Non-Controlling Interest	Total Equity
Balance at December 31, 2025 (Audited)	101,319	(684)	1,717,732	200,000	(1,935)	(173,456)	224,578	2,067,554
Net income	—	—	—	—	—	83,578	18,226	101,804
Dividends	—	—	—	—	—	(25,382)	(4,650)	(30,032)
Exercise of share options	383	—	5,282	—	—	—	—	5,665
Employee stock compensation	—	—	3,180	—	—	—	—	3,180
Forfeiture of employee stock compensation	—	—	(20)	—	—	—	—	(20)
Restricted stock units	113	—	(113)	—	—	—	—	—
Repurchase and cancellation of treasury shares	(18)	684	—	—	—	(666)	—	—
Other comprehensive income	—	—	—	—	595	—	—	595
Balance at March 31, 2026	101,797	—	1,726,061	200,000	(1,340)	(115,926)	238,154	2,148,746
(1) Contributed Surplus is “capital” that can be returned to stockholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) As at March 31, 2026 and 2025, our accumulated other comprehensive loss consisted of (i) $0.1 million and $3.3 million losses in relation to our pension and post-retirement benefit plan and (ii) $1.2 million and $1.3 million for our share of equity method investment’s comprehensive losses, respectively.

(3) This relates to the receipt of waived dividend distribution in relation to the repurchases of the minority interests in Hilli LLC.

(4) In March 2026, we completed the buy-out of our UK defined benefit pension plan through the purchase of individual annuity contracts, resulting in a settlement of the plan obligations and recognition of a settlement loss of $2.4 million in “Administrative expenses” and the release of the related deferred tax liability of $1.0 million in “Other comprehensive income” into the consolidated statement of operations. Following the transaction, there is no remaining net pension assets or liabilities associated with the UK defined benefit pension scheme.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001. Golar is listed on the Nasdaq under the ticker symbol: “GLNG”.

We design, construct, own and operate marine infrastructure for the liquefaction of natural gas and are the leading provider of floating liquefaction natural gas (“FLNG”) as a service to gas resource owners. We believe that natural gas has a critical role to play in providing cleaner energy for many years to come. Our pioneering infrastructure solutions are designed to provide safe, competitive and more sustainable ways of liquefying gas across the world. We provide market leading FLNG operations and utilize our balance sheet flexibility to maximize shareholder returns through accretive FLNG projects. We offer gas resource holders, developers, and customers a proven, low-cost, and low-risk solution to quickly monetize stranded gas reserves through our industry-leading FLNG operational track record and strong FLNG growth prospects.

As of March 31, 2026, our fleet consisted of two operational FLNG vessels:
•FLNG Hilli Episeyo (the “FLNG Hilli”), operating offshore Cameroon, remains under contract until July 2026. Subsequently, FLNG Hilli will sail to Singapore for her scheduled refurbishment in preparation for her 20-year charter with Southern Energy S.A. (“SESA”) in Argentina, commencing in 2027; and
•FLNG Gimi (the “FLNG Gimi”), operating offshore Mauritania and Senegal, remains under contract until June 2045.
Our third FLNG unit (the “MKII FLNG”) is currently under development pursuant to an Engineering, Procurement, and Construction (“EPC”) contract with CIMC Raffles (“CIMC”). In May 2025, we entered into definitive agreements with SESA for a 20-year charter of the converted MKII FLNG unit, targeted to begin upon COD in 2028. In August 2025, these definitive agreements reached Final Investment Decision (“FID”) and in October 2025 all conditions precedent and customary closing conditions were satisfactorily met.
As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our”, “us” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Going concern

The unaudited condensed consolidated financial statements have been prepared on a going concern basis.

The Company’s execution of the MKII FLNG EPC agreement with CIMC, refurbishment of FLNG Hilli in preparation for its 20-year redeployment in Argentina, and capital contributions to its equity method investments in SESA and SMP, reflect continued investment in long-term contracted infrastructure and investments, which resulted in increased capital expenditure commitments through 2028.
Management is required to assess the Company’s ability to continue as a going concern for the twelve-month period following the date on which these unaudited condensed consolidated financial statements are issued. In connection with this assessment, management prepared and approved cash flow forecasts through June 30, 2027. These forecasts considered expected operating cash flows, committed capital expenditures, debt service obligations, other liabilities as they become due, and available financing sources.
Management plans to continue to fund FLNG growth and further strengthen the Company’s liquidity through asset level financing of the MKII FLNG under construction and opportunistically upsize the debt against the FLNG Hilli supported by its 20-year contract backlog. Long term financing facilities for both FLNG units are in development, and these processes tend to be long dated. In order to facilitate additional liquidity to meet the Company’s near term growth ambitions, the Company has received credit-approval for $200 million under a senior secured revolving credit facility subsequent to March 31, 2026, secured by a pledge over the Company’s shares in Golar MKII Corporation. The company has interest from additional banks to potentially further increase the size of the revolving credit facility. The decision to enter into the facility will be determined by the final size of the facility, timing of incremental FLNG growth ambitions and progress on long term debt facilities on MKII and Hilli.

Before giving effect to the recently credit-approved senior secured $200 million revolving credit facility, secured by a pledge over 100% of the Company’s shares in Golar MKII Corporation, management’s forecasts indicated a need for additional liquidity to support the Company’s obligations as they became due within twelve months from the date of issuance of these financial statements.

Based on the updated forecasts, including expected operating cash flows, committed capital expenditures, and the additional liquidity provided by the $200 million revolving credit facility, management believes the Company will have sufficient liquidity to meet its obligations as they fall due for at least twelve months from the date these unaudited condensed consolidated financial statements are issued.
Accordingly, management has concluded that the use of the going concern basis of preparation remains appropriate for these unaudited condensed consolidated financial statements.

2.    ACCOUNTING POLICIES

Basis of accounting

These unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These unaudited condensed consolidated financial statements do not include all of the disclosures required under U.S. GAAP in annual consolidated financial statements, and should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2025, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on March 26, 2026.

Significant accounting policies

The accounting policies adopted in the preparation of these unaudited condensed consolidated financial statements for the three months ended March 31, 2026 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2025.

Use of estimates

The preparation of our unaudited condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. We base our estimates, judgments and assumptions on our historical experience and on information that we believe to be reasonable under the circumstances at the time they are made. Estimates and assumptions about future events and their effects cannot be perceived with certainty and these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from these estimates. Estimates are used for, but are not limited to, determining the recoverability of our vessels, our assets under development, the accounting for the LOA for the FLNG Gimi, including determining the allocation of consideration between lease and non-lease components and the fair value of underlying assets in sales-type lease arrangements, and the valuation of our oil and gas derivative instruments. In assessing the recoverability of our vessels and assets under development carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, hire rates and vessel operating expenses including redeployment costs and drydocking requirements.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued by the Financial Accounting Standards Board (“FASB”) but not yet adopted as of March 31, 2026:

Standard	Description	Date of Adoption	Effect on our unaudited Consolidated Financial Statements or Other Significant Matters
ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)
The amendments require public business entities to provide additional disaggregated disclosures of certain expense captions presented on the face of the income statement. The ASU does not change the expense captions required to be presented in the income statement; rather, it requires entities to disclose specified categories of expense information in the notes to the consolidated financial statements in order to improve transparency and comparability.

		January 1, 2027	We are assessing the impact of this ASU. Upon adoption, the impact will be limited to additional disclosure requirements in our annual financial statements.
ASU 2025-03 - Business Combinations (Topic 805) and Consolidation (Topic 810) - Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity
The amendments require entities to consider the guidance in Topic 805 when determining the accounting acquirer in the acquisition of a VIE that is a business and the transaction is primarily effected by the exchange of equity interests. The ASU is intended to improve consistency in the determination of the accounting acquirer for certain VIE transactions and does not change the accounting for acquisitions of VIEs that are not a business.

		January 1, 2027	We are still assessing the impact of this ASU.
ASU 2025-04 - Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) Clarifications to Share-Based Consideration Payable to a Customer
The amendments clarify the accounting for share-based payment awards granted by an entity as consideration payable to a customer. The ASU revises certain definitions and guidance within Topics 606 and 718, including clarifying the definition of a performance condition and eliminating the policy election related to forfeitures for service conditions associated with share-based consideration payable to a customer. The amendments are intended to reduce diversity in practice and improve consistency in application.

		January 1, 2027	We are still assessing the impact of this ASU.
ASU 2025-06 - Intangibles, Goodwill and Other Internal-Use Software
The amendments modernize the guidance for internal-use software by removing references to development stages and clarifying when capitalization of software development costs should begin. Capitalization commences once management authorizes and commits to funding a software project and it is probable that the project will be completed and used as intended. The ASU also introduces guidance for assessing the probable-to-complete threshold, including consideration of development uncertainty.

		January 1, 2027	We are still assessing the impact of this ASU.

The FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our Consolidated Financial Statements and related disclosures either on transition or in future periods.

4.    SEGMENT INFORMATION

We have identified two distinct services that constitute our reportable segments: “FLNG” and “Corporate and other”. Our key performance indicator is Adjusted EBITDA.

A reconciliation of net income to Adjusted EBITDA for the three months ended March 31, 2026 and 2025 is as follows:

(in thousands of $)	2026	2025
Net income	101,804	12,939
Income tax expense	923	179
Income before income tax	102,727	13,118
Depreciation and amortization	16,305	12,638
Unrealized (gain)/loss on oil and gas derivative instruments (note 7)	(33,501)	25,001
Other non-operating income (1)	(3,314)	—
Interest income	(10,319)	(8,699)
Interest expense, net	24,380	—
(Gains)/losses on derivative instruments, net (note 8)	(3,587)	6,795
Other financial items, net (note 8)	1,409	2,292
Net loss/(income) from equity method investments (note 13)	1,213	(10,209)
Sales-type lease receivable in excess of interest income (10)	10,263	—
Adjusted EBITDA	105,576	40,936
(1) In March 2026, we sold our 2.69% interest in OLT Offshore LNG Toscana S.p.A. to SNAM S.p.A., which had been fully impaired in 2019 for $3.1 million.

Our two distinct reportable segments are as follows:
•FLNG – includes the operations of our FLNG vessels and projects. We convert LNG carriers into FLNG vessels or build new FLNG vessels and subsequently contract them to third parties. We currently have two operational FLNGs, the FLNG Hilli and the FLNG Gimi. We also have one FLNG undergoing conversion, the MKII FLNG (note 12).
•Corporate and other – includes our legacy shipping segment activities, vessel management, floating storage and regasification unit (“FSRU”) services for third parties, LNG carrier transportation operations, administrative services to affiliates and third parties, our corporate overhead costs and other strategic investments.

	Three months ended March 31, 2026
(in thousands of $)	FLNG	Corporate and other (2)	Total Segment Reporting	Elimination	Consolidated Reporting
Statement of Operations:
Liquefaction services revenue	56,222	—	56,222	—	56,222
Sales-type lease revenue	49,977	—	49,977	—	49,977
Vessel management fees and other revenues	25,628	5,727	31,355	—	31,355
Total operating revenues	131,827	5,727	137,554	—	137,554
Vessel operating expenses (3) (4)	(36,662)	(2,070)	(38,732)	—	(38,732)
Administrative expenses (5) (6)	(347)	(12,338)	(12,685)	—	(12,685)
Project development expenses (7)	(2,759)	87	(2,672)	—	(2,672)
Realized gain on oil and gas derivative instruments, net (note 7)	9,683	—	9,683	—	9,683
Other operating income/(loss) (8) (9)	2,425	(260)	2,165	—	2,165
Sales-type lease receivable in excess of interest income (10)	10,263	—	10,263	(10,263)	—
Adjusted EBITDA	114,430	(8,854)	105,576	(10,263)	95,313

Net income/(loss) from equity method investments (note 13)	63	(1,276)	(1,213)	—	(1,213)

Balance Sheet:	March 31, 2026
(in thousands of $)	FLNG	Corporate and other (2)	Total assets
Total assets	4,369,191	977,590	5,346,781
Equity method investments (note 13)	44,896	13,537	58,433

	Three months ended March 31, 2025
(in thousands of $)	FLNG	Corporate and other (2)	Total
Statement of Operations:
Liquefaction services revenue	55,688	—	55,688
Vessel management fees and other revenues	—	5,938	5,938
Time and voyage charter revenues	—	876	876
Total operating revenues (note 5)	55,688	6,814	62,502
Vessel operating expenses (3) (4)	(18,785)	(9,685)	(28,470)
Administrative expenses (5)	(588)	(8,999)	(9,587)
Project development expenses (7)	(2,351)	(968)	(3,319)
Realized gain on oil and gas derivative instruments, net (note 7)	21,213	—	21,213
Other operating loss (9) (11)	—	(1,403)	(1,403)
Adjusted EBITDA	55,177	(14,241)	40,936

Net income from equity method investments (note 13)	—	10,209	10,209

Balance Sheet:	December 31, 2025
(in thousands of $)	FLNG	Corporate and other (1)	Total assets
Total assets	4,197,705	1,127,896	5,325,601
Equity method investments (note 13)	29,426	15,585	45,011
(2) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.
(3) Includes crew, repairs and maintenance, spares, stores and consumables and insurance costs. In relation to our vessel operation and maintenance services, we may arrange for goods or services to be provided on behalf of the customer. Amounts relating to these arrangements are presented on a net basis in accordance with ASC 606.
(4) In connection with FLNG Hilli’s planned departure from Cameroon in July 2026, we accrued $2.5 million of employee-related termination benefits under local labor laws during the three months ended March 31, 2026. Certain aspects of these costs remain subject to ongoing discussions and are not currently reasonably estimable as of March 31, 2026.
(5) Includes employee compensation and benefits, audit and accounting fees, legal fees and other corporate costs, which are managed centrally under our “Corporate and other” segment.
(6) In March 2026, we completed the buy-out of our UK defined benefit pension scheme through the purchase of individual annuity contracts, resulting in a settlement of the plan obligations and the recognition of a settlement loss of $2.4 million in “Administrative expenses”.
(7) Includes costs incurred for early-stage development activities, feasibility studies, and business development efforts for projects not yet at FID stage.
(8) Includes $2.0 million in relation to the reimbursement of capital spares and consumables procured during the conversion and commissioning of the FLNG Gimi in connection with the LOA. This amount was identified but disputed by bp at COD and was subsequently resolved and settled during the three months ended March 31, 2026.
(9) As of March 31, 2026 and 2025, management evaluated the expected credit losses related to its shareholder loan to Higas Holdings Limited (“Higas”) (note 20). Based on our assessment of Higas’ financial condition and the continued uncertainty regarding Higas’ potential inclusion to Sardinia’s regulatory framework as of the reporting date, allowance for credit losses of $0.3 million and $0.9 million were recognized in “Other operating loss” in the unaudited consolidated statements of operations for the three months ended March 31, 2026 and 2025, respectively.
(10) Amounts recognized as revenue is analogous to the interest income component earned, while the principal amortization is treated as a reduction to the lease receivable balance presented in “Net investment in sales-type lease” in the unaudited consolidated balance sheet. "Sales-type lease receivable in excess of interest income" represents the lease receivable principal amortization component of the total amounts invoiced under the FLNG Gimi sales-type lease which commenced in June 2025. We included the total invoiced amounts comprising both interest income and principal repayment in our FLNG Adjusted EBITDA to reflect the total cash earnings and economic performance of the FLNG Gimi (note 5.2). This amount is eliminated from the unaudited consolidated statements of operations in accordance with U.S. GAAP.
(11) In March 2025, we completed the sale of our remaining LNG carrier, the Golar Arctic including its unused fuel onboard for a net consideration of $24.8 million resulting in a loss on disposal of $0.5 million recognized in “Other operating loss” in the unaudited consolidated statement of operations.
5.    REVENUE

The following table presents our revenue for the three months ended March 31, 2026 and 2025.

	Three months ended March 31,
(in thousands of $)	2026	2025
Liquefaction services revenue (note 5.1)	56,222	55,688
Sales-type lease revenue (note 5.2)	49,977	—
Vessel management fees and other revenues (note 5.1)	31,355	5,938
Time and voyage charter revenues (note 5.2)	—	876
Total operating revenues	137,554	62,502

5.1 Revenue from contracts with customers

The following table represents a disaggregation of revenue earned from contracts with external customers for the three months ended March 31, 2026 and 2025. Revenue from liquefaction services is included within the “FLNG” segment. Vessel management fees and other revenues are included within both the “FLNG” and “Corporate and other” segments, depending on the nature of the service provided.

	Three months ended March 31,
(in thousands of $)	2026	2025
Base tolling fee (1)	51,125	50,674
Amortization of Day 1 gains (2)	3,092	3,092
Incremental base tolling fee (3)	1,250	1,239
Amortization of deferred commissioning period revenue (4)	1,016	1,016
Other	(261)	(333)
Liquefaction services revenue	56,222	55,688

FLNG Operation and Maintenance Agreement (“O&M”) service revenue (5)	24,728	—
Management fees revenue (6)	5,628	5,827
Amortization of deferred pre-COD cash flows (7)	455	—
Other	544	111
Vessel management fees and other revenues	31,355	5,938
(1) The liquefaction tolling agreement (the “LTA”) entered into in connection with the FLNG Hilli bills at a base rate when the oil prices are at or below $60 per barrel, with an increased rate when prices exceed $60 per barrel. The oil price above the base rate is recognized as a derivative and included in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the unaudited consolidated statements of operations (note 7).

(2) Day 1 gains result from amount established on the initial recognition of the FLNG Hilli’s oil derivative instrument embedded in the LTA and the FLNG Hilli’s gas derivative instruments pursuant to the third amendment to the LTA (“LTA Amendment 3”) (notes 17). These amounts were deferred on initial recognition and amortized evenly over the contract term.

(3) In July 2021, we entered into LTA Amendment 3 to increase the FLNG Hilli's annual contracted capacity by 0.2 million tonnes for 2022. In July 2022, Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”), (together, the “Customer”) exercised its option for an additional 0.2 million tonnes (out of 0.4 million tonnes) from January 2023 until the end of the LTA, increasing the annual base capacity to 1.4 million tonnes. The tolling fee is linked to Dutch Title Transfer Facility (“TTF”) and the Euro/U.S. Dollar foreign exchange movements. The contractual floor rate is recognized in “Liquefaction services revenue” and the tolling fee above the contractual floor rate is recognized as a derivative in “Realized and unrealized (loss)/gain on oil and gas derivative instruments,” in the unaudited consolidated statements of operations (note 7).

(4) Customer billing during the commissioning period of the FLNG Hilli, prior to vessel acceptance and commencement of the LTA was deferred (notes 17) and recognized evenly over the contract term.

(5) The FLNG Gimi's LOA contains both a lease component (the use of the FLNG Gimi) and a non-lease component (the O&M services). The total contract consideration is allocated between the lease and non-lease components based on their relative stand-alone selling prices determined at commencement date of the LOA. The non-lease component is recognized over time as the O&M services are performed, based on the pattern of services provided during each billing period in accordance with the LOA.

(6) Comprised of revenue earned from various ship management, administrative and vessel O&M services we provide to external customers.

(7) In August 2024, we and bp agreed to a series of pre-COD payments to address project delays and align on commissioning milestones. Following COD in June 2025, the non-lease component of the pre-COD cash flows amounting to $36.8 million was deferred and classified within “Other current liabilities” and “Other non-current liabilities” on our unaudited consolidated balance sheet (notes 17 and 18) which will be recognized as revenue evenly over the duration of the LOA consistent with the timing of the related O&M services.

Contract assets and liabilities

The following table represents our contract assets and liabilities balances as of March 31, 2026 and December 31, 2025:

(in thousands of $)	March 31, 2026	December 31, 2025
Contract assets	33,870	26,406

Current contract liabilities	(3,074)	(4,090)
Non-current contract liabilities	(33,591)	(34,046)
Total contract liabilities (1)	(36,665)	(38,136)

The movement of our contract liabilities are as follows:

(in thousands of $)	March 31, 2026	December 31, 2025
Opening contract liability balance	(38,136)	(6,365)
Deferral of revenue	—	(38,667)
Recognition of unearned revenue	1,471	6,896
Closing contract liability balance (1)	(36,665)	(38,136)
(1) As of March 31, 2026, “Total contract liabilities” are comprised of:
•deferred pre-COD cash flows in relation to the FLNG Gimi LOA amounting to $35.4 million (December 31, 2025: $35.9 million) (note 17 and 18). We expect to recognize vessel management fee and other revenue evenly over the remaining LOA contract term of 19.2 years; and
•deferred commissioning revenue in relation to the FLNG Hilli of $1.2 million (December 31, 2025: $2.2 million) (note 17). We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the reporting date evenly over the remaining LTA contract term of 0.3 years.

5.2 Lease revenues

Our lease revenue includes income from both sales-type leases and operating leases based on the classification of each arrangement at lease commencement. Sales-type lease revenue relates to the FLNG Gimi, which achieved COD in June 2025. Operating lease revenue relates to our legacy time and voyage charter arrangements and are recognized on a straight-line basis over the lease term or as the service is rendered, depending on the specific terms of each charter.

The following table presents a disaggregation of lease revenues during the three months ended March 31, 2026 and 2025. Sales-type lease revenue is included under our “FLNG” segment while time and voyage charter revenues are under our “Corporate and other” segment.

	Three months ended March 31,
(in thousands of $)	2026	2025
Sales-type lease revenue (1)	27,537	—
Variable sales-type lease revenue (2)	19,898	—
Accretion of unguaranteed residual value (3)	1,501	—
Other (4)	1,041	—
Sales-type lease revenue	49,977	—

Operating lease revenue	—	596
Variable operating lease revenue (5)	—	280
Time and voyage charter revenues	—	876
(1) Relates to the interest income recognized on the net investment in the sales-type lease for FLNG Gimi, calculated using the rate implicit in the lease.

(2) Comprised of variable consideration of the lease including overproduction, underutilization, and other operational adjustments invoiced during the period. Variable lease revenue may fluctuate period to period depending on vessel availability and performance under the LOA.
(3) Relates to the periodic accretion in the present value of the unguaranteed residual value of FLNG Gimi, recognized over the lease term using the effective interest method.
(4) “Other” consists primarily of (i) taxes that are reimbursable by lessee under the LOA and (ii) accrued demurrage costs.
(5) Comprised of variable consideration of the lease including ballast and positioning bonus, which are excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.

Maturity analysis of the Net investment in sales-type lease

The minimum future revenues included below are based on the fixed components and do not include variable or contingent revenue.

Pursuant to the LOA, bp holds certain termination rights that are subject to defined conditions and are not unilateral. Based on management’s assessment of the contractual framework and current commercial and operational circumstances, it is not reasonably expected that these termination rights will be exercised. Accordingly, the lease term has been determined to be 20 years, and the maturity analysis has been prepared on that basis.

(in thousands of $)
2026 (1)	113,484
2027	153,300
2028	153,720
2029	153,300
2030	153,300
2031 and thereafter	2,216,340
Total minimum lease receivable	2,943,444
Unguaranteed residual value	332,400
Gross investment in sales-type lease	3,275,844
Less: unearned interest income	(1,536,324)
Net investment in sales-type lease as of March 31, 2026 (2)	1,739,520
Less: current portion of net investment in sales-type lease	(145,847)
Non-current portion of net investment in sales-type lease	1,593,673
(1) For the nine months ending December 31, 2026.
(2) Our net investment in sales-type lease includes an unguaranteed residual value which exposes us to residual value risk at the end of the lease term. We manage this risk through periodic monitoring of the underlying asset’s estimated market value, including reference to independent broker valuations. As of March 31, 2026, management determined that the fair value of the underlying asset exceeds the net investment in sales-type lease related to FLNG Gimi, therefore, the impact of any expected credit loss is not significant. In addition, the vessel is covered by customary insurance which further mitigates our exposure to residual asset risk.

6.    EARNINGS PER SHARE

Basic earnings per share “EPS” is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Three months ended March 31,
(in thousands of $)	2026	2025
Net income attributable to stockholders of Golar LNG Limited - basic and diluted	83,578	8,197

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended March 31,
(in thousands of $)	2026	2025
Basic:
Weighted average number of common shares outstanding	101,428	104,596

Dilutive:
Dilutive impact of share options and RSUs	144	518
Dilutive impact of 2025 Convertible Bonds (1)	7,531	—
Weighted average number of common shares outstanding	109,103	105,114

EPS are as follows:

	Three months ended March 31,
	2026	2025
Basic earnings per share ($)	$0.82	$0.08
Diluted earnings per share ($)	$0.77	$0.08
(1) On June 30, 2025, we issued $575 million of 2.75% convertible senior unsecured notes (the “2025 Convertible Bonds”), maturing December 15, 2030. The initial conversion rate is 17.3834 common shares per $1,000 principal amount of the bonds, equivalent to conversion price of approximately $57.53 per common share. The time-weighted potential dilutive impact of the issuance using the if-converted method has been reflected above.

7. REALIZED AND UNREALIZED GAIN/(LOSS) ON OIL AND GAS DERIVATIVE INSTRUMENTS

The realized and unrealized gain/(loss) on the oil and gas derivative instruments is comprised of the following:

	Three months ended March 31,
	2026	2025
Realized gain on FLNG Hilli’s gas derivative instrument	5,796	9,174
Realized gain on FLNG Hilli’s oil derivative instrument	3,887	12,039
Realized gain on oil and gas derivative instruments	9,683	21,213

Unrealized gain/(loss) on FLNG Hilli’s oil derivative instrument (note 11)	29,286	(12,559)
Unrealized gain/(loss) on FLNG Hilli’s gas derivative instrument (note 11)	4,215	(12,442)
Unrealized gain/(loss) on oil and gas derivative instruments	33,501	(25,001)

Realized and unrealized gain/(loss) on oil and gas derivative instruments	43,184	(3,788)
The realized gain/(loss) on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the incremental capacity increase pursuant to respective LTA amendments, whereas the unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/U.S. Dollar exchange rates.

8.     GAIN/(LOSS) ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

Gain/(loss) on derivative instruments, net are comprised of the following:

(in thousands of $)	Three months ended March 31,
	2026	2025
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	3,037	(7,237)
Net interest income on undesignated IRS derivatives	550	442
Gain/(loss) on derivative instruments, net	3,587	(6,795)

Other financial items, net is comprised of the following:

(in thousands of $)	Three months ended March 31,
	2026	2025
Financing arrangement fees and other related costs	(549)	(813)
Foreign exchange loss on operations	(527)	(1,497)
Others	(333)	18
Other financial items, net	(1,409)	(2,292)

9.     VARIABLE INTEREST ENTITIES (“VIEs”)

9.1 Lessor VIE

As of March 31, 2026 and December 31, 2025, we leased one vessel from CSSC (Hong Kong) Shipping Entity Limited (“CSSC entity”) as part of a sale and leaseback agreement. The CSSC entity is a wholly-owned, special purpose vehicle. We sold our vessel, the FLNG Hilli and then subsequently leased back the vessel on a bareboat charter. We have an option to repurchase the vessel at a fixed predetermined amount during its charter period and an obligation to repurchase the vessel at the end of the vessel’s lease period.

A summary of our payment obligations (excluding the repurchase option and obligation) under the bareboat charter with the lessor VIE as of March 31, 2026, is shown below:

(in thousands of $)	2026 (1)	2027	2028	2029	2030	2031+
Hilli (2)	58,148	75,062	71,943	68,910	65,876	137,216
(1) For the nine months ending December 31, 2026.
(2) The payment obligations above include contractual capital and variable rental payments due under the lease.

The assets and liabilities of the lessor VIE that most significantly impact our unaudited consolidated balance sheet as of March 31, 2026 and December 31, 2025, are as follows:

(in thousands of $)	March 31, 2026	December 31, 2025
Assets
Restricted cash	15,721	11,429

Liabilities (2)
Accrued expenses	(31,400)	(28,845)
Other non-current liabilities (note 18)	(184,000)	(184,000)
Current portion of long-term debt and short-term debt (1)	(214,681)	(229,654)
(1) Where applicable, these balances are net of deferred financing cost.
(2) The creditors of the lessor VIE have no recourse to the general credit of Golar.

The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the three months ended March 31, 2026 and 2025 are as follows:

	Three months ended March 31,
(in thousands of $)	2026	2025
Statement of operations
Other financial items, net (note 8)	608	608
Interest expense	2,525	3,715

Statement of cash flows
Net debt repayments	(14,980)	(20,614)

9.2    Gimi MS Corporation

Following the closing of the sale of 30% of the common shares of Gimi MS to First FLNG Holdings (“FFH”) in April 2019, we determined that (i) Gimi MS is a VIE and (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the FLNG Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our unaudited consolidated balance sheets are as follows:

(in thousands of $)	March 31, 2026	December 31, 2025
Balance sheet
Current assets	250,786	242,722
Non-current assets	1,638,644	1,643,366
Current liabilities	(110,056)	(112,743)
Non-current liabilities	(1,128,183)	(1,146,546)

The most significant impact of Gimi MS VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the three months ended March 31, 2026 and 2025 are as follows:

	Three months ended March 31,
(in thousands of $)	2026	2025
Statement of cash flows
Additions to asset under development	1,612	41,502
Net debt repayments	(18,750)	(14,583)
Proceeds from subscription of equity interest	—	18,993
Cash dividends paid	(4,650)	—

10.     RESTRICTED CASH

Our restricted cash balances are as follows:

(in thousands of $)	March 31, 2026	December 31, 2025
Restricted cash in relation to the FLNG Gimi (1)	37,054	38,424
Restricted cash held by lessor VIE (2)	15,721	11,429
Restricted cash relating to office lease	1,114	1,085
Restricted cash relating to the LNG Hrvatska O&M Agreement (3)	—	13,258
Total restricted cash	53,889	64,196
Less: Amounts included in current restricted cash	(15,721)	(24,695)
Non-current restricted cash	38,168	39,501
(1) The restricted balance relates to amounts held in a debt service reserve account under the $1.2 billion Gimi facility (Note 15), which is required to be maintained for the throughout the term of the facility.
(2) This is held by lessor VIE that we are required to consolidate under U.S. GAAP (Note 9).
(3) In January 2026, performance guarantees under the LNG Hrvatska O&M Agreement were released following the discharge of those guarantees in connection with the deed of termination, with no further obligations thereafter.

11.    OTHER CURRENT ASSETS

Other current assets consist of the following:

(in thousands of $)	March 31, 2026	December 31, 2025
Oil derivative instrument (note 7 and 19)	32,534	3,248
Gas derivative instrument (note 7 and 19)	13,693	9,478
Prepaid expenses	8,912	8,684
Interest receivable from money market deposits and bank accounts (note 19)	3,286	3,353
Inventories	744	792
Receivable from IRS derivatives (note 19)	133	269
Other	6,201	6,189
Other current assets	65,503	32,013

12.    ASSETS UNDER DEVELOPMENT

	March 31, 2026	December 31, 2025
(in thousands of $)	MKII FLNG	FLNG Gimi	MKII FLNG	Total
Opening balance	1,228,129	1,762,632	498,565	2,261,197
Transferred from vessels and equipment, net and other current assets	—	—	76,270	76,270
Additions	73,775	65,381	596,711	662,092
Interest costs capitalized	19,341	38,816	56,583	95,399
Reimbursement of capital spares invoiced to bp at COD	—	(43,152)	—	(43,152)
Derecognition on commencement of sales-type lease (note 5)	—	(1,823,677)	—	(1,823,677)
Closing balance	1,321,245	—	1,228,129	1,228,129

12.1 FLNG Gimi

FLNG Gimi achieved COD on June 12, 2025, commencing the 20-year LOA with bp. Upon COD, the asset under development was derecognized and a net investment in a sales-type lease was recognized (see note 7 to the consolidated financial statements included in our 2025 Form 20-F).

12.2 MKII FLNG

In September 2024, we entered into an EPC agreement with CIMC for a MKII FLNG with an annual liquefaction capacity of 3.5 mtpa. In February 2025, Fuji LNG, the donor vessel for the MKII FLNG, arrived at CIMC's yard for conversion. Concurrently, the net book value of the vessel of $76.3 million previously included within “Vessels and equipment, net” was reclassified to “Asset under development”.

In September 2024, we issued a $100.0 million LC in favor of B&V with CIMC. Under the provisions of the LC, the profile reduces over time to reflect payments made by CIMC under the EPC agreement. There is no associated cash collateral, however a 1.5% upfront fee was paid and a 1.75% annual margin is payable on the outstanding balance which expires in January 2028.

The total estimated budget for the MKII FLNG conversion is estimated at $2.2 billion, inclusive of the donor vessel (Fuji LNG), yard supervision, spares, crew, training, contingencies, initial bunker supply and voyage related costs to deliver the FLNG to its operational site, excluding financing costs. The MKII FLNG is expected to be delivered in Q4 2027.

As of March 31, 2026, the estimated timing of the outstanding payments is as follows. Of the total amount, $51.3 million and $14.9 million are presented within “Accrued expenses” and “Trade accounts payable”, respectively, in the consolidated balance sheets:

(in thousands of $)
Period ending March 31,
2026 (1)	309,890
2027	409,791
2028	245,812
2029	103,472
Total	1,068,965
(1) For the nine months ending December 31, 2026.

13.     EQUITY METHOD INVESTMENTS

	Three months ended March 31,
(in thousands of $)	2026	2025
Share of net loss of equity method investments	(1,213)	(79)
Gain on disposal	—	10,288
Net (loss)/income from equity method investments	(1,213)	10,209

The carrying values of our equity method investments as of March 31, 2026 and December 31, 2025 are as follows:

(in thousands of $)	March 31, 2026	December 31, 2025
Southern Energy S.A. (“SESA”) (1)	44,896	29,426
Egyptian Company for Gas Services S.A.E (“ECGS”)	5,997	6,216
Logística e Distribuição de Gás S.A. (“LOGAS”) (2)	5,722	7,562
Aqualung Carbon Capture AS (“Aqualung”)	1,805	1,794
Others	13	13
Equity method investments	58,433	45,011

(1) During the three months ended March 31, 2026, we contributed $15.4 million additional capital to SESA, bringing our total gross capital contribution to $45.5 million, representing 10% equity interest.
(2) On December 30, 2025, Macaw Brazil entered into a share purchase agreement (the “LOGAS SPA”) to sell our 58% interest in LOGAS for BRL 55.0 million (approximately $10.5 million). The transaction closed on April 2, 2026, upon satisfaction of all conditions. Accordingly, we continued to account for our investment in LOGAS using the equity method as of March 31, 2026.

14.     OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

(in thousands of $)	March 31, 2026	December 31, 2025
Pre-operational assets (1)	67,747	46,780
Operating lease right-of-use-assets (2)	5,756	6,198
MTM asset on IRS derivatives (note 19)	5,588	2,551
Other (3)	11,871	7,522
Other non-current assets	90,962	63,051
(1) As of March 31, 2026, “Pre-operational assets” comprised of:
•$59.4 million of capitalized shipyard and engineering costs, including long-lead items, incurred in connection with the pre-redeployment refurbishment project of FLNG Hilli in preparation for her 20-year bareboat charter agreement with SESA commencing in 2027 (December 31, 2025: $38.5 million); and
•$8.3 million of capitalized costs relating to Macaw’s flare-to-gas mobile kit project, including engineering and other directly attributable costs (December 31, 2025: $8.3 million).
(2) Relates to our office premises leases in London and Oslo and warehouse lease in Nouakchott.
(3) Included in “Other” are $5.0 million investment in pooled investment fund entity, measured at cost and prepaid insurance relating to MKII FLNG of $4.6 million and $2.4 million as of March 31, 2026 and December 31, 2025, respectively.

15.    DEBT

As of March 31, 2026 and December 31, 2025, our debt is comprised of the following:

(in thousands of $)	March 31, 2026	December 31, 2025
Gimi facility	(1,181,250)	(1,200,000)
2025 Convertible Bonds	(575,000)	(575,000)
2025 Senior Unsecured Notes	(500,000)	(500,000)
2024 Unsecured Bonds	(300,000)	(300,000)
Subtotal (excluding lessor VIE debt)	(2,556,250)	(2,575,000)
CSSC VIE debt - FLNG Hilli facility (1)	(215,057)	(230,037)
Total debt (gross)	(2,771,307)	(2,805,037)
Less: Deferred financing costs	44,643	47,013
Total debt, net of deferred financing costs	(2,726,664)	(2,758,024)

At March 31, 2026, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	(71,604)	(214,681)	(286,285)
Long-term debt	(2,440,379)	—	(2,440,379)
Total	(2,511,983)	(214,681)	(2,726,664)
(1) This relates to our lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate into our financial statements as a VIE (note 9).

16.     ACCRUED EXPENSES

Accrued expenses are comprised of the following:

(in thousands of $)	March 31, 2026	December 31, 2025
Vessel related (1)	(74,479)	(38,470)
Finance related (2)	(55,457)	(46,203)
Administrative related (3)	(15,505)	(16,946)
Accrued expenses	(145,441)	(101,619)
(1) “Vessel related” accrued expenses is comprised of engineering and yard-related conversion costs and vessel operating expenses such as crew wages, supplies, routine repairs, maintenance, lubricating oils and insurance. As of March 31, 2026, included in “Vessel related” are accrued costs related to MKII FLNG conversion and carry-over FLNG Gimi commissioning works of $51.3 million and $0.8 million, respectively (December 31, 2025: $12.3 million and $5.8 million, respectively).
(2) “Finance related” accrued expenses comprised of accrued interest and finance charges in relation to our debt facilities (note 15).
(3) “Administrative related” accrued expenses comprised of general overhead, including personnel costs, legal and professional fees, costs associated with project development, property costs and other office and general expenses.

17.     OTHER CURRENT LIABILITIES

Other current liabilities are comprised of the following:

(in thousands of $)	March 31, 2026	December 31, 2025
Asset retirement obligation (“ARO”) (1)	(12,742)	(6,812)
Day 1 gain deferred revenue - current portion (2)	(3,754)	(6,846)
Current portion of operating lease liability	(2,061)	(2,026)
Current portion of deferred pre-COD cash flows (3)	(1,844)	(1,844)
Deferred revenue	(1,230)	(2,246)
Other	(15,521)	(9,140)
Other current liabilities	(37,152)	(28,914)
(1) In connection with FLNG Hilli’s LTA scheduled maturity in July 2026, the ARO was remeasured in January 2026 to reflect updated cost estimates and the revised timing of settlement. Consequently, the ARO liability increased by $6.6 million, resulting in the total ARO liability of $13.6 million as of March 31, 2026 (December 31, 2025: $6.8 million) and a corresponding increase to mooring equipment in “Vessels and equipment, net” in our unaudited consolidation balance sheet. Given the short period to settlement, the impact of discounting was assessed to be immaterial and, accordingly, no discounting was applied to the revised cash flows. Further, for the three months ended March 31, 2026, we recognized $0.7 million of cost in relation to decommissioning activities and $4.1 million of depreciation associated with the mooring equipment, resulting in a net book value of $4.3 million as of March 31, 2026 (December 31, 2025: $3.2 million).
(2) Current portion of Day 1 gain deferred on initial recognition of FLNG Hilli's oil and gas derivative instruments embedded in the LTA and the FLNG Hilli's gas derivative instruments pursuant to LTA Amendment 3. As of March 31, 2026, current portion of the deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $2.9 million and $0.9 million, respectively (December 31, 2025: $5.3 million and $1.5 million, respectively).
(3) In August 2024, we and bp agreed to a series of pre-COD payments to address project delays and align on commissioning milestones which was allocated between lease and non-lease components on commencement of the sales type lease accounting of the LOA. As of March 31, 2026, the deferred non-lease component amounted to $35.4 million (December 31, 2025: $35.8 million), comprising $1.8 million in “Other current liabilities” and $33.6 million (December 31, 2025: $34.0 million) in “Other non-current liabilities” (see Notes 18).

18.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities are comprised of the following:

(in thousands of $)	March 31, 2026	December 31, 2025
VIE dividend payable (1)	(184,000)	(184,000)
Deferred pre-COD cash flows (note 17)	(33,591)	(34,046)
Pension obligations	(20,116)	(20,389)
Non-current portion of operating lease liabilities	(4,214)	(4,646)
Other	(2,812)	(2,804)
Other non-current liabilities	(244,733)	(245,885)
(1) In December 2024, the lessor VIE declared a dividend of $184.0 million to a CSSC entity. The unpaid dividend is unsecured, interest free and due for payment in 2033. Given we are the primary beneficiary of the VIE, this amount has been fully consolidated into our financial statements (see note 9).

19.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at March 31, 2026 and December 31, 2025 are as follows:

		March 31, 2026		December 31, 2025
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1) (2)	Level 1	1,007,085	1,007,085	1,151,221	1,151,221
Restricted cash (1) (3)	Level 1	53,889	53,889	64,196	64,196
Trade accounts receivable and accrued income (3) (4)	Level 1	60,718	60,718	35,518	35,518
Interest receivable from money-market deposits and bank accounts (3)	Level 1	3,286	3,286	3,353	3,353
Receivable from IRS derivatives (3)	Level 1	133	133	269	269
Trade accounts payable (3) (5)	Level 1	(41,333)	(41,333)	(123,605)	(123,605)
Current portion of long-term debt and short-term debt (3) (6) (7)	Level 2	(290,057)	(290,057)	(305,037)	(305,037)
Long-term debt (6) (7)	Level 2	(1,106,250)	(1,106,250)	(1,125,000)	(1,125,000)
Long-term debt - 2024 Unsecured Bonds (6) (8)	Level 1	(300,000)	(304,395)	(300,000)	(299,511)
Long-term debt - 2025 Senior Unsecured Notes (6) (8)	Level 1	(500,000)	(505,375)	(500,000)	(481,325)
Long-term debt - 2025 Convertible Bonds (6) (9)	Level 2	(575,000)	(683,503)	(575,000)	(555,473)
Derivatives:
Oil and gas derivative instruments (10)	Level 2	46,227	46,227	12,726	12,726
Asset on IRS derivatives (11)	Level 2	5,588	5,588	2,551	2,551
(1) These instruments carrying value are highly liquid and deemed reasonable estimates of fair value.

(2) Included within cash and cash equivalents of $1,007.1 million and $1,151.2 million are $792.4 million and $920.5 million held in short-term money-market deposits as of March 31, 2026 and December 31, 2025, respectively. During the three months ended March 31, 2026 and 2025, we earned interest income on short-term money-market deposits of $10.1 million and $7.4 million, respectively.

(3) These instruments are considered to be equal to their estimated fair value because of their near term maturity.

(4) As of March 31, 2026 and December 31, 2025, trade receivables and accrued income totaled to $60.7 million and $35.5 million, respectively, primarily relates to amounts due from bp under the Gimi LOA. bp is a publicly listed, investment-grade counterparty with no prior history of default. Accordingly, we consider the credit risk associated with this balance to be remote as of March 31, 2026.

(5) As of March 31, 2026, trade payables primarily comprised of amounts payable related to the MKII FLNG conversion, FLNG Hilli's redeployment and operations and FLNG Gimi's carry-over commissioning works of $14.9 million, $13.8 million and $5.4 million, respectively (December 31, 2025: $91.0 million, $14.1 million and $5.0 million, respectively).

(6) Our debt obligations are recorded at amortized cost. The amounts presented in the table above are gross of the deferred financing costs of $44.6 million and $47.0 million at March 31, 2026 and December 31, 2025, respectively (note 15).

(7) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly basis.

(8) The estimated fair values of our 2024 Unsecured Bonds and 2025 Senior Unsecured Notes are based on their quoted market prices as of the balance sheet date (note 15).

(9) The estimated fair value of our 2025 Convertible Bonds reflects observable market inputs and is classified as Level 2 in the fair value hierarchy (note 15).

(10) The fair value of the oil and gas derivative instruments, which are presented on a gross basis (none of which have been designated as hedges), is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(11) The fair value of certain derivative instruments, which are presented on a gross basis (none of which have been designated as hedges), is the estimated amount that we would receive or pay to terminate the agreements at the balance sheet date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The credit exposure of certain derivative instruments is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements.

(12) The following methods and assumptions were used to estimate the fair value of our other classes of financial instruments:

•the carrying values of loan receivables and working capital facilities approximate fair values because of the near-term maturity of these instruments (notes 11, 17 and 20). These instruments are classified within Level 1 of the fair value hierarchy.

As of March 31, 2026, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for SOFR as summarized below:

Instrument	Notional value (in thousands of $)	Maturity date	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	590,625	November 2032	3.43%

20.    RELATED PARTY TRANSACTIONS

a) Transactions with Perenco:
Perenco has been considered a related party since June 30, 2025, when Naria Inc., a Perenco-affiliated entity and our largest shareholder, met the definition of a principal owner. Accordingly, outstanding balances with Perenco are presented as “Amounts due from/to related parties” as of March 31, 2026. As of March 31, 2026, Naria Inc. held beneficial ownership of 10.10%.

Net revenues: The transactions with Perenco for the three months ended March 31, 2026 and 2025 consists of the following:

	Three months ended March 31,
(in thousands of $)	2026	2025
Liquefaction services	61,936	—
Vessel operating expense	(1,425)	—
Total	60,511	—
(1) Liquefaction services – This relates to services invoiced under the LTA (note 5). For the three months ended March 31, 2026 and 2025, net revenues from Perenco totaled $61.9 million and are presented within multiple line items in the unaudited consolidated statements of operations. Of this amount, $52.2 million is included in “Liquefaction services revenue” and $9.7 million is included in “Realized and unrealized (loss)/gain on oil and gas derivative instruments”. There was no comparable revenues for the three months ended March 31, 2025, as Perenco was not considered a related party during that period.
(2) Vessel operating expense – This relates to costs incurred under the tug sharing agreement for a chartered tug provided by Perenco to support our offshore operations in Cameroon, including the transportation of personnel and equipment. The tug is shared between the parties subject to operational requirements. These costs are presented within “Vessel operating expenses” in the consolidated statements of operations. There was no comparable expenses for the three months ended March 31, 2025, as Perenco was not considered a related party during that period.

Receivables/(payables): The balances with Perenco consisted of the following:

(in thousands of $)	March 31, 2026	December 31, 2025
Balance due from Perenco (liquefaction services)	21,258	23,228
Balance due to Perenco (vessel operating expenses)	(2,712)	(3,012)

b) Transactions with existing related parties:

Amounts due from related parties as of March 31, 2026 and December 31, 2025 consisted of the following:

(in thousands of $)	March 31, 2026	December 31, 2025
SESA (1)	2,601	—
Higas (2)	1,726	1,691
(1) SESA – In February 2026, we entered into a credit agreement under which we agreed to provide SESA, as borrower, with a credit facility of up to $5.6 million, of which $2.6 million was drawn as of March 31, 2026. Amounts drawn bear interest at Term SOFR plus a margin of 3.875%, payable semi-annually. The loan matures on April 15, 2029, with principal repayable in two equal semi-annual installments. Interest income for the three months ended March 31, 2026 totaled $26,000. There was no comparable interest income for the three months ended March 31, 2025. As of March 31, 2026, $3.0 million remains undrawn under the facility.
(2) Higas – Amounts due from Higas consist of outstanding principal under a revolving shareholder loan maturing in February 2027. During the three months ended March 31, 2026, $0.3 million was drawn under the facility. Interest income for the three months ended March 31, 2026 and 2025 was $nil and $0.1 million, respectively. A provision for expected credit losses of $0.3 million and $0.9 million was recognized for the three months ended March 31, 2026 and 2025, respectively, within “Other operating income/(loss)” in the unaudited consolidated statements of operations. As of March 31, 2026, $0.5 million remains undrawn under the facility.
(3) First FLNG Holdings ("FFH") - In August 2024, we granted a shareholder loan to FFH through Gimi MS, with a maximum facility amount of $20.0 million to enable FFH to fund its portion of Gimi MS’s funding requirements. The shareholder loan carried an interest rate of 12% per annum, compounded monthly, which increased to 22% per annum effective January 1, 2025. For the period from January 1, 2025 to March 28, 2025, the loan generated accrued interest income of $1.0 million. On March 28, 2025, FFH repaid the shareholder loan and accrued interest in full. There were no comparable amounts for the three months ended March 31, 2026.

21.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	March 31, 2026	December 31, 2025
Book value of vessel secured against loans (1)	920,600	929,971
(1) This excludes the FLNG Gimi which was derecognized on COD with the concurrent recognition of “Net investment in sales-type lease” (note 5.2), secured against its specific debt facility (note 15).

Other Commitments

•The Board of Directors approved up to $31.6 million of funding for Macaw Energies of which as of March 31, 2026, the outstanding commitment was $0.7 million.

•In connection with the FID for the redeployment of FLNG Hilli under a 20-year agreement with SESA, the Board of Directors approved total expenditures of up to $350.0 million in May 2025 to support the vessel’s preparation and redeployment activities. In addition, in February 2026 the Board approved expenditures of up to $13.6 million of expenditures in relation with the decommissioning of the FLNG Hilli mooring equipment upon expiry of the existing LTA (note 17).

•Pursuant to the Shareholders' Agreement for SESA, in connection with our 10% equity interest, we have committed to fund our proportionate share of the required FLNG infrastructure and related capital contributions. As of March 31, 2026, our remaining funding commitment was $51.0 million in relation to our 10% equity interest in SESA.

•As of March 31, 2026, the preliminary known funding requirement communicated, based on our 10% equity interests in San Matias Pipeline S.A. current capital requirement projections is $34.0 million.

22.    SUBSEQUENT EVENTS

Since March 31, 2026, the following non-recognized events have occurred:

•Sale of investment in Logística e Distribuição de Gás S.A.(“LOGAS”)

In April 2026, Macaw Brazil completed the sale of its entire 58% shareholding in LOGAS to J&F S.A. for a consideration of BRL 55.0 million (approximately $10.5 million), pursuant to a Share Purchase Agreement entered into in December 2025.

•Sale of Gaslin S.r.l. (“Gaslin”)

In April 2026, we completed the sale of our entire shareholding in Gaslin S.r.l. (“Gaslin”) to Snam Energy Terminals S.r.l. (40%), PB Tankers S.p.A. (36%) and Cool Company Management Ltd. (24%) for a total consideration of EUR 10,000 (approximately $11,800), pursuant to a Share Purchase Agreement. The transaction closed following receipt of required regulatory approvals.

•SESA shareholder loan

In April 2026, SESA drew an additional $1.0 million under the shareholder loan facility (note 20). Following such drawdown, an aggregate of $3.6 million has been drawn under the facility.

•SESA capital contribution

In April 2026, we contributed approximately $12.4 million to SESA as an irrevocable contribution against future subscription of shares. The contribution is expected to be capitalized on or before December 31, 2026 in accordance with the shareholders’ agreement. Following this contribution, Golar continues to hold a 10% equity interest in SESA.

•FLNG business development activities

In January 2026, the Company agreed to settle a success fee to third-party consultants in connection with its Latin America FLNG business development activities. The settlement fee replaces the original framework agreement entered into in September 2023. The settlement success-based consideration comprises a $10.0 million cash payment and 750,000 restricted stock units, with a vesting profile aligned with key milestones of our the two FLNG vessels in Argentina. The final vesting milestone of the restricted stock units will be the Commencement of Operations Date (“COD”) of the two FLNGs to operate in Argentina, and aligns the third-party consultants to continue to assist the Company in reaching COD according to schedule.

The settlement of the success-based fees was subject to conditions precedent which was satisfied after March 31, 2026. Therefore the related success fee represents a non-recognized subsequent event as of March 31, 2026. The cash component and the portion of the restricted stock units that vested upon award will be recognized in the second quarter of 2026. The recognition of the remaining restricted stock units is subject to future project milestones, including performance conditions linked to COD of the two FLNGs under the relevant lease arrangements.

•San Matías Pipeline S.A (“San Matías”) capital contribution

In May 2026, we contributed approximately $0.9 million to San Matías Pipeline S.A. as a capital contribution in accordance with the Shareholders’ agreement. Following this contribution, Golar continues to hold a 10% equity interest in San Matías.

•Dividends

On May 20, 2026, we declared a dividend of $0.25 per share in respect of the three months ended March 31, 2026 to shareholders of record on June 1, 2026, which was paid on June 10, 2026.